Swiftwater, Pennsylvania and Lyon, France, April 28, 2008

U.S. Government accepts $192 million

of Sanofi Pasteur H5N1 bulk vaccine antigen

for pandemic stockpile

- Vaccine for new strain of virus broadens

government readiness program -

Sanofi Pasteur, the vaccines division of sanofi-aventis Group, announced today that the U.S. Department of Health and Human Services (HHS) has accepted H5N1 bulk vaccine antigen to produce approximately 38.5 million doses of vaccine to protect against a new strain of avian influenza. Sanofi Pasteur has a multi-year contract with HHS as part of its pandemic program, and will receive a payment of $192.5 million booked in the second quarter of 2008 for acceptance of the bulk vaccine lot. In 2007, sanofi pasteur received $126.9 million for its bulk pandemic vaccine.

The dose calculation is based on antigen concentration of seasonal influenza vaccine, which contains 15 mcg per dose. When the dose calculation is based on concentration of sanofi pasteur’s licensed pandemic vaccine, which contains 90 mcg per dose, bulk antigen will yield 6.4 million doses. Since the vaccine is supplied to the government in bulk concentrate form, final formulation will not occur until the vaccine is needed. At that time, the actual number of doses will be determined.

This acceptance represents the U.S. government’s latest effort to diversify the vaccine stockpile program to include new strains of the H5N1 virus. The antigen lot accepted today will protect against a clade 2.2 strain of H5N1 virus (A/Barheaded goose/Qinghai Lake/01/2005) that is particularly troubling because it is the first to be identified in an outbreak of migratory birds, which have the potential to spread the virus across continents. This strain of avian influenza H5N1 virus is the strain that currently predominates in birds of Europe, the Middle East, and Africa.

The bulk antigen was produced at sanofi pasteur’s U.S. site in Swiftwater, PA. As the world leader in research, development and manufacturing of influenza vaccine, sanofi pasteur is actively involved in projects in the U.S. and Europe with the goal of developing a vaccine to protect against a pandemic influenza virus.

In June 2007, sanofi pasteur completed construction of a new manufacturing facility that is expected to more than double its capacity to produce both seasonal and pandemic influenza when it begins production in early 2009. Sanofi Pasteur leads the way in pandemic preparedness with the first and only U.S. licensed avian influenza vaccine for humans and has successfully achieved manufacturing scale-up of this first generation vaccine using proven, licensed and existing technology.

About Pandemic Influenza

An influenza pandemic is a global epidemic of an especially virulent virus, newly infectious for humans, and for which there is no preexisting immunity. This is why pandemic strains have such potential to cause severe morbidity and mortality. The H5N1 viral strain has been identified by global health authorities as being a potential cause of a pandemic. In an attempt to minimize the impact of a pandemic, many countries are developing national and transnational plans against a possible influenza pandemic situation. According to the World Health Organization (WHO), there have been 381 cases of avian influenza transmitted to humans since 2003, with 240 resulting in death.

Sanofi Pasteur and Pandemic Preparedness

Sanofi Pasteur is committed to global pandemic preparedness. Sanofi Pasteur is investing in major expansions of its seasonal influenza vaccine production facilities in the U.S. and France, which could be used to produce pandemic influenza vaccine if the need arises. For more information please visit http://pandemic.influenza.com

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT PARIS: SAN) and in New York (NYSE: SNY);

Sanofi Pasteur, the vaccines division of sanofi-aventis Group, provided more than a 1.6 billion doses of vaccine in 2007, making it possible to immunize more than 500 million people across the globe. A world leader in the vaccine industry, sanofi pasteur offers the broadest range of vaccines protecting against 20 infectious diseases. The company’s heritage, to create vaccines that protect life, dates back more than a century. Sanofi Pasteur is the largest company entirely dedicated to vaccines. Every day, the company invests more than EUR1 million in research and development. For more information, please visit: www.sanofipasteur.com or www.sanofipasteur.us

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2007. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Global Media Relations	US Media Relations
Pascal Barollier	Len Lavenda
T. +33-(0)4-37-37-50-38	T. +1-570-839-4446
pascal.barollier@sanofipasteur.com	len.lavenda@sanofipasteur.com
www.sanofipasteur.com	www.sanofipasteur.us